UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

June 21, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Bain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.73% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (a) 1,250,000 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of shares of Series I Convertible Preferred Stock of the Issuer held directly by the Reporting Person, (b) 1,344,062 shares of Common Stock directly held by the Reporting Person, (c) 444,400 shares of Common Stock issuable to the Reporting Person upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person, and (d) 961,538 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series J Convertible Preferred Stock of the Issuer held directly by the Reporting Person.

(2)

Based upon 84,531,285 shares of Common Stock of the Issuer, consisting of (a) 82,836,885 shares of Common Stock outstanding as of June 19, 2023, plus (b) 1,250,000 shares of Common Stock issuable to the Reporting Person upon conversion of the shares of Series I Preferred Stock, plus (c) 444,400[1] shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person, and plus (d) 961,538 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series J Convertible Preferred Stock of the Issuer held directly by the Reporting Person.

1 Due to clerical error, the prior Schedule 13G/A as filed with the Securities Exchange Commission on June 30, 2023, mistakenly reported the number of shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 2 amends the Schedule 13G filed with the Securities Exchange Commission on October 6, 2022 to report beneficial ownership below 5.0%, and amends the Schedule 13G/A filed with the Securities Exchange Commission on June 30, 2023 to correct a clerical error.

Item 1.

(a)	Name of Issuer Navidea Biopharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017

Item 2.

(a)	Name of Person Filing Irwin Bain

(b)	Address of the Principal Office or, if none, residence 185 South Drexel Avenue, Bexley, Ohio 43209

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number 63937X202

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

☒	Not applicable.

☐	Broker or dealer registered under Section 15 of the Exchange Act.

☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	Investment company registered under Section 8 of the Investment Company Act.

☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned: 4,000,000 (1)

(b)       Percent of Class: 4.73% (2)

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,000,000 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes (a) 1,250,000 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of shares of Series I Convertible Preferred Stock of the Issuer held directly by the Reporting Person, (b) 1,344,062 shares of Common Stock directly held by the Reporting Person, (c) 444,400 shares of Common Stock issuable to the Reporting Person upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person, and (d) 961,538 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series J Convertible Preferred Stock of the Issuer held directly by the Reporting Person.

(2)

Based upon 84,531,285 shares of Common Stock of the Issuer, consisting of (a) 82,836,885 shares of Common Stock outstanding as of June 19, 2023, plus (b) 1,250,000 shares of Common Stock issuable to the Reporting Person upon conversion of the shares of Series I Preferred Stock, plus (c) 444,400[2] shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person, and plus (d) 961,538 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series J Convertible Preferred Stock of the Issuer held directly by the Reporting Person.

2 Due to clerical error, the prior Schedule 13G/A as filed with the Securities Exchange Commission on June 30, 2023, mistakenly reported the number of shares of Common Stock issuable upon exercise of Warrants to Purchase Common Stock held directly by the Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

The Reporting Person has reduced its percentage ownership in Issuer below 5.0% ownership and will no longer file a Schedule 13G with respect to Issuer unless additional transactions bring the Reporting Persons’ percentage ownership over 5.0%.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not appliable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2023
(Date)

/s/ Irwin Allen Bain
(Signature)

Irwin Bain, Individually
(Name/Title)